Mail Stop 3561

February 4, 2009

Ms. Sandra J. Andre
 President and Chief Executive Officer
Sierra Resource group, Inc
6767 W. Tropicana Avenue, Suite 207
Las Vegas, NV 89103

> **Re: Sierra Resource Group, Inc**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-25301**

Dear Ms. Andre:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Ronald J. Stauber, Esq.
    Fax: (310) 556-3687